UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Nephros, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2011 WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

CUSIP Number of 2011 Warrants: 640671111
CUSIP Number of Common Stock Underlying All Warrants: 640671103
(CUSIP Number of Class of Securities)

Daron Evans
President, Chief Executive Officer
and Acting Chief Financial Officer
Nephros, Inc.
41 Grand Avenue
River Edge, New Jersey 07661
(201) 343-5202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Christopher J. Melsha, Esq.
Fredrikson & Byron P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402
Telephone: (612) 492-7369
Facsimile: (612) 492-7077

CALCULATION OF FILING FEE:

Transaction valuations	Amount of filing fee(1)(2)
$1,753,041(1)	$176.53

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to exercise warrants to purchase an aggregate of 5,008,689 shares of common stock (the “Offer to Exercise”), consisting of outstanding warrants to purchase an aggregate of 2,226,112 shares of the Company’s common stock at an exercise price of $0.40 per share, issued on March 10, 2011 to investors participating in the Company’s 2011 rights offering (the “Rights Offering Warrants”) and outstanding warrants to purchase an aggregate of 2,782,577 shares of the Company’s common stock at an exercise price of $0.40 per share, issued on March 10, 2011 to Lambda Investors LLC in connection with a private placement financing transaction (the “Lambda Warrants” and, together with the Rights Offering Warrants, the “2011 Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $0.35 per share of common stock, which represents the average of the high and low sales price of the common stock on November 13, 2015, as reported by the OTCQB operated by the OTC Markets Group.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals the transaction value multiplied by .0001007.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

On November 20, 2015, Nephros, Inc. (the “Company”) commenced the Offer to Exercise described herein and filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO (the “Initial Filing”). This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed to correct an EDGAR tagging mistake that improperly identified the Initial Filing as a written communication relating to a tender offer rather than an issuer tender offer statement. In addition, this Schedule TO amends and supplements Items 4 and 6(c) of the Initial Filing and the related disclosures in the Offer to Exercise.

This Schedule TO amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and items and exhibits from the Initial Filing that are unaffected by this Schedule TO are not included herein. This Schedule TO should be read in conjunction with the Initial Filing and all exhibits thereto. Capitalized terms used but not defined herein have the meanings assigned to them in the Initial Filing.

Item 4. TERMS OF THE TRANSACTION.

Item 4 of the Initial filing is hereby amended and supplemented by adding the following text thereto:

(a) The Offer to Exercise is conditioned on the Company having in place an effective registration statement under the Securities Act of 1933, as amended, for the purpose of registering the exercise of the Rights Offering Warrants at the reduced cash exercise price of $0.20 per share and the shares issuable upon such exercise having been registered or qualified or deemed to be exempt from registration under the securities laws of the state of residence of the holder of the warrant. The Company has filed with the Securities and Exchange Commission a Post-Effective Amendment on Form S-1 to the existing Registration Statement on Form S-1 (File No. 333-169728) covering the exercise of the Rights Offering Warrants at $0.20 per share. The Post-Effective Amendment reflects the terms of the Rights Offering Warrants as amended by the Offer to Exercise. The Post-Effective Amendment was declared effective, and the foregoing condition was thus satisfied, on December 17, 2015.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6(c) of the Initial Filing is hereby amended and restated as follows:

(c) No plans or proposals described in the Offer to Exercise or in any materials sent to the holders of the 2011 Warrants in connection with the Offer to Exercise relate to or would result in:

(i) Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(ii) Any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(iii) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(iv) Any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(v) Any other material change in the Company’s corporate structure or business;

(vi) Any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(vii) Any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

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(viii) The suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

(ix) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(x) Any changes in the Company’s charter, by laws or other governing instruments or other actions that could impede the acquisition of control of the Company;

provided, however, that in connection with the Offer to Exercise, any holder of 2011 Warrants who elects to exercise such holder’s 2011 Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of November 9, 2015, the Company had 45,025,803 shares of common stock outstanding. The 2011 Warrants are exercisable for an aggregate of 5,008,689 shares of common stock. Assuming all 2011 Warrants are exercised, the Company’s outstanding shares of common stock would increase to 50,034,492 shares, with the shares issuable upon exercise of the 2011 Warrants representing 10.0% of the then outstanding shares of common stock. The number of shares of outstanding common stock as of November 9, 2015 includes 11,742,100 shares issued to Lambda Investors LLC upon the exercise of a warrant pursuant to a warrant amendment and exercise agreement dated September 29, 2015. See “Description of the Offer to Exercise – Section 3: Eligible Warrants” of the Offer to Exercise, which is incorporated herein by reference. Also see the information set forth in “Description of the Offer to Exercise – Section 2: Purposes of the Offer to Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Exercise, which is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEPHROS, INC.

By:	/s/ Daron Evans
Name:	Daron Evans
Title:	President & Chief Executive Officer

Date: December 18, 2015

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